

Fax

Date	31 August 2005
No. of pages (incl. this one)	19
Receiver/Fax no.	United States Securities and Exchange Commission, + 1 (202) 772-9205
	Att.: Kathleen Kerrigan
Sender/Fax no.	Hans Munk Nielsen, TDC A/S, +45 33 99 67 96

As agreed
For your information
For your approval
Please call

Please find attached our letter dated 31 August 2005 re. TDC A/S - Form 20-F for Fiscal Year Ended December 31, 2004, Filed May 26, 2005 - File No. 1-12998.

Yours sincerely,   Phone

                                                             +45 33 43 76 50

Hans Munk Nielsen
Chief Financial Officer

TDC A/S
Nørregade 21
DK-0900 København C
Tel. +45 33 43 77 77
Fax +45 33 43 76 18

Corporate Accounting & Tax
Tel. +45 33 99 81 60
Fax +45 33 99 67 96

Internet:
www.tdc.dk
E-mail:
eh@tdc.dk

TDC A/S   CVR-nr. 14.77 39 08 København



Return address: Koncernregnskab & Skat, Nørregade 21, 0900 København C

Larry Spirgel
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 3561

31 August 2005
eh

Re.: TDC A/S - Form 20-F for Fiscal Year Ended December 31, 2004, Filed May 26, 2005 - File No. 1-12998

Dear Mr. Spirgel,

We would like to acknowledge the receipt of the Securities and Exchange Commission's (the "Staff") letter (dated July 20, 2005) with respect to compliance with applicable disclosure requirements for our Form 20-F for the fiscal year ended December 31, 2004.

The headings below correspond to the headings set forth in the comment letter of July 20, 2005. The Staff's comments are highlighted in bold below followed by the Company's responses.

Item 5 Operating and Financial Review and Prospects, page 23

Depreciation, Amortization and Write-downs, page 28

Comment 1:

It appears that in 2003 you reassessed the useful lives of certain assets in TDC Solutions. Please provide us with more details of the nature of these assets, why you believe the change in useful life is appropriate, and how you considered paragraph 33 of APB 20. Also, please tell us whether there were any such revisions of useful lives in 2002 and 2004.

Response 1:

The assets in TDC Solutions for which useful lives were reassessed in 2003 consisted primarily of cable installations, electronic equipment and other telecommunications installations on customers' premises. We assign useful lives for long-lived assets based on periodic studies of actual asset lives and the intended use for those assets. Such studies are completed or updated when new events occur that have the potential to impact the useful life of the asset. Useful lives for the above described TDC Solutions assets were revised in 2003 due to technological develop-

TDC A/S
Nørregade 21
DK-0900 København C
Tel. +45 33 43 77 77
Fax +45 33 43 76 18

Corporate Accounting & Tax
Tel. +45 33 99 81 60
Fax +45 33 99 67 96

Internet:
www.tdc.dk
E-mail:
eh@tdc.dk

TDC A/S   CVR-nr. 14 77 30 08 København



2

ments. While the useful lives of cable installations were extended due to the ability to also support next generations of related software the opposite was the case for the electronic equipment as it was considered necessary to replace the equipment earlier than originally anticipated due to lack of ability to support future software. The shortening of the useful lives for ISDN equipment on customers premises was due to reduced expectations for future customer demand due to the introduction of new products.

With regard to our consideration of paragraph 33 of APB 20, the Company has elected to follow the financial statement requirements under Item 17 of Form 20-F and accordingly does not include disclosures required by US GAAP in the footnotes to its annual financial statements, unless such disclosures are also required under Danish GAAP. However, pursuant to the guidance in the SEC's Staff Accounting Bulletin No. 88, the Company has included disclosure regarding changes in estimate in Item 5, Operating and Financial Review and Prospects, when such disclosure is considered necessary under the SEC's MD&A disclosure guidelines. An example of this type of disclosure is the disclosure made in page 34 in our Form 20-F for 2004, as follows:

> *Depreciation, amortization and write-downs increased DKK 322 million or 10.5% to DKK 3,401 million in 2003, reflecting primarily reassessment of assets' useful lives DKK 167 million and a change in asset mix toward assets with shorter lifetimes.*

We also revised assets' useful lives in TDC Solutions in 2002 and 2004. In 2002 we primarily changed the estimated useful lives for certain DSL installations on customers' premises used for data transmission and high-speed Internet access. The useful lives were shortened due to an experienced increase in the churn of DSL customers. In 2004 we primarily changed the estimated useful lives for fixtures in shops. The shop fixtures' useful lives were shortened due to a decision to replace the fixtures earlier than originally expected. Disclosure relating to these changes were also included in Item 5 of the applicable filings where material."

Markets and technology, page 43

Comment 2:
> *We note your disclosure that you have certain UTMS licenses. Tell us what value, if any, you have ascribed to these licenses and how you test these items for impairment under SFAS 142 given that you appear to have not begun substantial operations in the countries in which you hold these licenses as stated in Note 9.*

Response 2:
> The Company has UMTS licenses in Denmark and Switzerland. The carrying value of the Company's investment in these licenses amounted to DKK 1,184m as of December 31, 2004.

TDC

3

While the company has not yet commenced commercial operation of its UMTS networks, based on the guidance in SFAS 142, in paragraph 11 of the standard, the company has determined that its UMTS licenses have a finite useful life and, accordingly, should be accounted for as intangible assets subject to amortization. Accordingly, the Company's UMTS li-censes are subject to review for impairment in accordance with SFAS 144, and paragraphs 7-24 of that standard.

In accordance with SFAS 144, the Company tests the carrying value of its Investments in UMTS licenses for recoverability whenever events or changes in circumstances indicate that the carrying value may not be re-coverable. (i.e., upon the occurrence of a "triggering event"). No "trig-gering event" has occurred to date. Accordingly no test was required un-der US GAAP. However, as long as the UMTS networks remain under de-velopment, the Company tests the carrying value of its Investments in UMTS licenses for recoverability at least annually, regardless of whether a "triggering event" has occurred. For U.S. GAAP purposes, estimates of fu-ture cash flows used to test the investments for recoverability were based on the expected service potential of the asset when development is sub-stantially complete and include cash flows associated with all future ex-penditures necessary to place the asset in service. Such estimates indi-cated that the carrying amount of the assets was recoverable.

Note 9 – Intangible Assets, page F-31

Comment 3:
Tell us and separately disclose the individual amounts for rights, patents, licenses and other intellectual property and the related useful lives over which each class is being amortized.

Response 3:
Rights, patents, licenses and other intellectual property and the related useful lives can be specified as follows:



4

	Carrying value at December 31, 2004 DKKm	Amoritzation period
Computer software purchased or developed for internal use	1,696	3-5 years
Other development projects	28	3-5 years
UMTS licenses in countries where the UMTS network are not in operation	1,184	N/A (1)
GSM licenses	75	5-10 years
Other licenses	29	3-5 years
Customer related intangible assets	904	3-5 years
Cable laying rights	369	3-26 years
Brands & Trademarks	78	2-5 years
Other rights and know-how	45	2-15 years
Total	4,408	

(1) The UMTS licenses will be amortized over their estimated economic lives upon commercial operation of the related UMTS Networks.

Since the Company has elected to follow the financial statement requirements under Item 17 of Form 20-F, the Company is not required to provide U.S. GAAP disclosures in the footnotes to its annual financial statements, unless such disclosures are also required under Danish GAAP. Accordingly, the Company has not included the disclosures relating to the individual amounts for the respective items in the notes to its financial statements.

Note 24 - Financial Instruments, page F-41

Comment 4:

Please explain to us your U.S. GAAP accounting for the instruments described in Note 24. If you have applied hedge accounting in your U.S. GAAP financial statements, please confirm to us your compliance with all of the conditions necessary including (a) the instrument meeting the definition of a derivative contract, (b) the company preparing the necessary documentation of its risk management objectives and how the effectiveness of the hedge will be assessed, (c) timely assessment of hedge effectiveness consistent with your documented risk management strategy.

Response 4:

Note 24 includes disclosure about both derivative instruments and non-derivative financial instruments. Except as described in the response to comment 6, the derivative instruments described in Note 24, including interest rate swaps, currency swaps and forward-exchange contracts, are



TDC

5

recorded on the balance sheet and are measured at fair-value with changes in fair-value (gains or losses) recognized currently in earnings. We do not apply hedge accounting to derivative instruments except for derivatives used to hedge our net investment in TDC Switzerland as described in the response to comment 6. The disclosure in Note 24 relating to nonderivative financial instruments includes general information about the Company's exposure to foreign currency and interest rate risk arising from monetary assets and liabilities. These nonderivative financial instruments are not designated as or accounted for as hedging instruments. With regard to our use of hedge accounting (as described in the response to comment 6), we confirm our compliance with all of the conditions necessary including (a) the instrument meeting the definition of a derivative contract (b) the company preparing the necessary documentation of its risk management objectives and how the effectiveness of the hedge will be assessed, and (3) timely assessment of hedge effectiveness consistent with our documented risk management strategy.

Comment 5:

The disclosure in the first sentence under "B: Interest-rate exposure" on page F-42 suggests that you are using the interest rate swap agreements to hedge a portfolio of assets and liabilities. Please advise us and, if so, explain to us how you are measuring hedge effectiveness under for U.S. GAAP purposes. Also explain to us your consideration of the guidance in paragraphs 21a (1) and (2) of SFAS No. 133.

Response 5:

The first sentence under "B: Interest-rate exposure" is referring to our hedging strategy in economic terms. We do not apply hedge accounting to these instruments for purposes of US GAAP. However, as a result of your comment we will consider the wording in future filings.

Comment 6:

We note on page F-15 that you recognize translation adjustments of loans used to hedge foreign subsidiaries and associated enterprises directly in shareholders' equity. With a view towards disclosure, please explain to us your US GAAP accounting policy for such loans. If you are treating them as a hedge of a foreign currency exposure of a net investment in a foreign operation for U.S. GAAP reporting purposes, please refer to paragraph 42, as amended by paragraph 4(u) of SFAS No. 138, and explain to us your consideration of paragraphs 40 (a) and 40(b) of SFAS No. 133.

Response 6:

We apply hedge accounting using FASB Statement No. 133 to our net investment in TDC Switzerland AG. This investment is hedged using derivative financial instruments. We have not used nonderivative financial instruments in 2002, 2003 and 2004 for hedge accounting purposes. Our use of derivatives relates to forward-exchange contracts that have been

TDC

6

designated as of a hedge of our CHF currency risk. We are calculating and measuring the effectiveness on a monthly basis using the spot-to-spot method as described in DIG H8. Our hedging approach is that the notional amount of the derivative designated as a hedge of a net investment equals the portion of the net investment designated as being hedged. Any ineffectiveness is taken directly to profit and loss.

Paragraph 42 of Statement 133 allows a derivative financial instrument (if that instrument may give rise to a foreign currency transaction gain or loss under FASB Statement No. 52, Foreign Currency Translation) to be designated as hedging the foreign currency exposure of a net investment in a foreign operation if the conditions in paragraphs 40(a) and 40(b) are met.

The paragraph 40(a) criteria is met by TDC A/S entering into a forward-exchange contract selling CHF and buying DKK.

Paragraph 40(b) of Statement 133 requires that the hedged net investment be denominated in a currency that has a functional currency other than the hedging unit's functional currency. In our case the net investment has a functional currency of CHF whereas TDC A/S has a functional currency of DKK.

Note 30 - Reconciliation to United States Generally Accepted Accounting Principles, page F-51

General, page F-51

Comment 7:

Please fully address within Note 30 your policies for consolidation of subsidiaries and for the application of the equity method of accounting. In this regard, we note in Note 29 that under Danish GAAP you apply the equity method of accounting to companies for which you have a 100% ownership interest and to companies for which your ownership interest is less than 20%. Please disclose and explain to us in detail your justification for these policies under U.S. GAAP or indicate that this is a GAAP difference and disclose the impact of this difference on reported balance sheet and income statement accounts. Refer to the guidance in SFAS No. 94, FIN46, and APB Opinion 18.

Response 7:

The consolidated Financial Statements include the Financial Statements of companies in which the Group has a direct or indirect dominant influence. See also page F-14 in our Form 20-F for 2004. However, the enterprises TDC Reinsurance A/S and Tele Danmark Reinsurance S.A., which are 100% owned by the TDC Group, are accounted for under the equity method due to immateriality. If the investments had been consolidated it would have increased the respective items as follows:



7

(DKKm)	2002	2003	2004
Other operating income	28	32	16
Operating expenses	24	28	15
Total assets	38	66	62
Total liabilities	38	66	62

Net income and shareholders' equity would not have been impacted.

Associated enterprises in which the Group has a significant influence are recognized using the equity method. See also Page F-14 in our Form 20-F for 2004. The enterprises One GmbH and Polkomtel S.A., which are 15.0% and 19.6% owned by the TDC Group, respectively, are accounted for under the equity method. These enterprises are jointly owned and operated together with third parties and the parties have joint dominant influence. The influence is regulated by shareholders agreements. Among other things the shareholders' agreements gives us the right to participate on the investees' board of directors and gives us the veto right to change or approve business plans.

Comment 8:

It appears you should address in your reconciliations of net income and shareholders' equity the impact of your equity method investees adjusting their accounts to be on a U.S. GAAP basis.

Response 8:

Adjustments of our equity method investees' accounts to be on a US GAAP basis, if any, are included in the individual items in the reconciliation in Note 30. The major reconciliation item relates to the reversal of goodwill amortization for US GAAP purposes. For another example please refer to response 9, item 2.

Comment 9:

Please provide us a quantified summary of the items included in the "Other" caption in your reconciliations of net income and shareholders' equity for 2003 and 2004. Also, provide us an explanation for not separately disclosing any significant reconciling items included in this caption.

Response 9:

The caption "Other" can be specified as follows (DKKm):



8

A: Effect on net income	2003	2004
(1) Jubilee benefits	0	(104)
(2) Child allowance benefits	20	0
(3) Costs associated with the rental of a building	0	(29)
(4) Site pre-acquisition costs	(70)	23
(5) Indirect production costs related to computer software development	0	11
(6) Expenses in relation to unhedged share options	15	0
"Other" (before tax)	(35)	(99) .
Deferred tax effect	11	30
Total (after tax)	(24)	(69)

B: Effect on shareholders' equity	December 31	
	2003	2004
(1) Jubilee benefits	0	(104)
(2) Child allowance benefits	20	0
(3) Costs associated with the rental of a building	0	(29)
(4) Site pre-acquisition costs	(107)	(84)
(5) Indirect production costs related to computer software development	0	0
(6) Expenses in relation to unhedged share options	15	15
(7) Adjustment of goodwill	68	68
"Other" (before tax)	(4)	(134)
Deferred tax effect	1	40
Total (after tax)	(3)	(94)

(1) In accordance with Danish accounting principles jubilee benefits provided for employees are expensed as paid. Under US GAAP jubilee benefits are recognized in the year in which the associated services are rendered by the employees. The company's liability with respect to jubilee benefits was calculated for the first time in 2004 in connection with the implementation of International Financial Reporting Standards (IFRS) with effect from January 1, 2005. If the liability had been recognized under US GAAP in previous years the reconciliation of net income would have been impacted positively by DKK 1m in 2003 and negatively by DKK 5m in 2004.

(2) This item relates to child allowance benefits in our equity method recognized investment in Belgacom. In accordance with Danish accounting principles child allowance benefits provided for employees are expensed as incurred. Under US GAAP child allowance benefits was recorded as an unrecognized prior service cost, and amortized over the estimated average service life of the employees. This US GAAP reconciliation item was eliminated in March 2004 following the sale of our investment in Belgacom.

(3) In accordance with Danish GAAP, costs associated with the rental of a building is capitalized in conjunction with bringing the leasehold improvements to their completed and intended use. Under US GAAP such costs are expensed as incurred.

(4) In accordance with Danish accounting principles, site pre-acquisition costs are expensed only in cases where no permission is obtained for

TDC

9

a certain site. Under US GAAP, all site pre-acquisition cost are expensed as incurred until management receives the appropriate permission from official authorities to begin construction of the site.

(5) In accordance with Danish accounting principles, the cost of computer software includes indirect production costs. Under US GAAP, only direct costs are included. This amount relates to an adjustment of prior years' cost.

(6) In accordance with Danish accounting principles, liabilities in relation to unhedged share options during the year is expensed. Under US GAAP share options are accounted for in accordance with APB 25.

(7) In accordance with Danish accounting principles, goodwill arised in connection with acquisition of enterprises can be adjusted during the fiscal year following the acquisition. Under US GAAP, goodwill adjustments beyond 12 months after the acquisition are recorded in income.

These items are not separately disclosed as they on an individual basis are regarded as immaterial.

Comment 10:

We note the disclosure of your disposals on page F-40. It appears the disposals may qualify for treatment as a discontinued operation for U.S. GAAP reporting purposes. Please advise us in detail or disclose the nature of this difference in GAAP and the impact of this treatment on income from continuing operations as determined under U.S. GAAP. We refer you to the guidance in FAS No. 144. It may also be necessary for you to present additional U.S. GAAP earnings per share data pursuant to paragraphs 36 and 37 of SFAS No. 128.

Response 10:

With regard to the disposals disclosed on page F-40 these entities were, with the exception of Dan Net A/S, equity method investments which are excluded from the scope of SFAS 144, pursuant to paragraph 5 of the standard.

For US GAAP purposes we determined that our disposal in 2004 of the 100% owned subsidiary Dan Net A/S would constitute a component of an entity as defined in paragraph 41 of SFAS 144.

In accordance with the requirements of paragraphs 42 and 43 of SFAS 144 we also determined that our income from continuing and discontinuing operations for 2004 would be as follows:

(Based on US GAAP and in DKKm)	2004
Income from continuing operations less income taxes	8,971
Income from discontinuing operations (Dan Net A/S) including gain on disposal and less income taxes	1,003
Net income	9,974

We note that the company has elected to file its financial statements pursuant to Item 17 of Form 20-F and, as such, is not required to include



10

disclosures required by US GAAP in the notes to its financial statements. However, pursuant to Item (2) under the instructions to Item 17 of form 20-F, "(2) Earnings per share computed in accordance with generally accepted accounting principles in the United States shall be presented if materially different from the earnings per share otherwise presented".

As income from discontinued operations represents less than 10% of our net income for 2004 we determined that no additional US GAAP disclosures were required.

Comment 11:

Reference is made to the policy note on page F-19 and the disclosure in Note 15. Please disclose how you are accounting for treasury stock for U.S. GAAP purposes and advise us. Also disclose the U.S. GAAP amounts of your balance sheet line items impacted by the differences in accounting policies.

Response 11:

According to our accounting policy for treasury stock for US GAAP purposes cost of treasury shares is deducted from shareholders' equity under retained earnings on the date of acquisition. Upon retirement of treasury shares, the excess of the cost of treasury stock over its par value is charged entirely to retained earnings. Direct costs incurred to acquire treasury shares are included in the cost of treasury stock upon acquisition. Payments received in connection with the sale of treasury shares is also recognized directly in shareholders' equity under retained earnings on the date of reissuance. These policies do not result in any differences between US and Danish GAAP amounts relating to treasury shares or shareholders equity.

Our accounting policy was disclosed on page F-19 in our Form 20-F for 2004. However, in response of the Staff' comment we will consider the wording in future filings.

Comment 12:

Reference is made to the policy disclosure on page F-20. Recording a provision when the amount of the obligation can be "estimated reliably" appears to be a higher standard than the US GAAP requirement to accrue the most likely loss amount within the range of reasonably possible amounts. Please advise us of your U.S. GAAP policy and revise your GAAP reconciliations, if necessary. We refer you to the guidance in paragraphs 2 and 3 of FIN 14.

Response 12:

According to our US GAAP policy for 'other provisions' we record a provision when the two criteria set forth in paragraph 8 of FASB Statement No. 5, 'Accounting for Contingencies' are met. Further, in the event that the reasonable estimate of a probable loss is a range, for US GAAP purposes, we would record the provision in accordance with the guidance of paragraphs 2 and 3 of FIN 14. The application of this policy has not, to date,



11

resulted in a difference between US GAAP and Danish GAAP in the Company's financial statements. If a difference arises we will include a reconciliation item accordingly.

Amortization of goodwill, page F-51

Comment 13:

Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determined your reporting units for purposes of performing your goodwill impairment test. Additionally, tell us how you have determined the amount of goodwill to be assigned to your separate reporting units. Please provide us with the amounts for goodwill and intangibles for each segment discussed in Note 2.

Response 13:

We determined our reporting units for the purpose of performing our goodwill impairment test (both the transitional impairment test upon the adoption of FAS 142 and subsequent impairment tests) based on our reporting structure on the relevant dates. This determination began with the identification of operating segments, as defined by FAS 131, i.e. distinguishable units of an enterprise, that focused on how we make operating decisions to allocate resources to and assess performance of segments of the enterprise. As reporting units exist at the level of, or one level below, the operating segments, the components of our operating segments were then assessed to determine if they constituted reporting units, using the guidance in paragraphs 30-31 of SFAS 142, and EITF D-101. Lower level components were identified as reporting units when (i) they met the definition of a business, (ii) had discrete financial information available to and used by operating segment management to manage that component and (iii) were not characterised by economic characteristics similar to other components.

The amount of goodwill assigned to our separate reporting units as of the date of our transition to SFAS 142 in January 2002 was based on an analysis of the sources of goodwill and assignment of goodwill to the reporting unit which benefited from the related acquisition. In subsequent periods, goodwill acquired in business combinations has been assigned to the reporting unit expected to benefit from the synergies of the acquisition, in accordance with the requirements of SFAS 142, paragraphs 34 and 35. For all acquisitions made since the date of the adoption of SFAS 142, we have assigned goodwill to reporting units in a manner similar to how the amount of goodwill recognized in a business combination is determined.

The amounts for goodwill and other intangibles for each segment at December 31, 2004 are as follows:



12

(DKKm)	Good-will	Other intangi-ble as-sets	Total
TDC Solutions Group	2,566	1,072	3,638
TDC Mobile International Group	1,182	1,900	3,082
TDC Switzerland Group	20,568	1,292	21,860
TDC Directories Group	787	54	841
TDC Cable TV Group	63	93	156
Other (including eliminations)	0	(3)	(3)
TDC Group	25,166	4,408	29,574

Comment 14:

Tell us and disclose in more detail how you performed the impairment test for each of your reporting units at the date of adoption of SFAS 142 and in 2004. Your response should include a detailed discussion of the methodology used to determine the fair value of each of your reporting units, as well as a discussion of the key assumptions used in determining the fair value, such as cash flow projections and discount rates.

Response 14:

Concept and methodology

The Company's methodology for determining the fair value of its reporting units is based on the guidance in SFAS 142 paragraphs 23-25. As quoted market prices and representative transactions are not available, we use the Discounted Cash Flow (DCF) method to estimate the fair value of our reporting units. We have used this methodology consistently for all goodwill impairment test performed beginning with the adoption of SFAS 142, including the transitional impairment test, subsequent annual impairment test (on July 1 of each year) and any tests required between annual test pursuant to paragraph 28 of SFAS 142.

Our approach to developing key assumptions used in determining fair value is described as follows:

Assumptions underlying the projection of cash flows

Cash flow estimates are developed by incorporating our own assumptions by considering all relevant available evidence. Where available the cash flow estimates are based on assumptions which marketplace participants would use in their estimates of fair value (regarding growth, profitability, investments, etc). Similarly, the projections take the historical development of the reporting unit and the markets in which it operates into consideration. In addition, the following factors are considered:

- Historical development of the market in which the reporting unit is operating. E.g. development in total number of customers, market penetration, prices, revenue, regulation, competition, product innovation etc.



13

- Historical development of the reporting unit. E.g. number of customers (and market share), usage per customer/product type, pricing policy, revenue, profitability figures (gross and operating margins etc.), capital expenditures, working capital, efficiency/cost cutting programs etc.

- Market projections. Development in number of customers, penetration, regulation, competition, product innovation etc. Where available the projections are compared with industry research reports and similar other businesses of TDC etc.

- Projections of the reporting unit's market share (e.g. based on customers). These projections are based on business plan assumptions regarding the reporting unit's pricing policy and marketing costs, product features/differentiation, branding strengths, distribution channels. Where available the projections are compared with industry research reports, similar other businesses of TDC, competitor characteristics etc.

- Revenue projections of the reporting unit are based on the number of customers, usage per customer type (e.g. voice minutes, data minutes, sms etc), prices per product type. Where available the projections are compared with industry research reports, similar other businesses of TDC, competitor characteristics etc.

- Operational expenditures are projected per cost category. E.g. direct costs, customer acquisition costs, wages, IT, network etc. Where available the projections are compared with industry research reports and similar other businesses of TDC etc.

- Capital expenditures are projected by taking into consideration the future capacity needs (e.g. volume, coverage) for the various capex categories. When available the projections are compared with industry research reports or similar businesses of TDC etc.

- A full balance sheet is projected for each year in the business plan period (see below). This includes projections of net working capital which is based on number of debtor and payable days etc. A return of Invest Capital (RoIC) is calculated in order to assess the realism of the projections. Where available the projections are compared with industry research reports and similar businesses of TDC etc.

- Tax projections among other things takes tax loss carry forwards into consideration including the expiration dates for such tax loss carry forwards.

Length of the projection period for each reporting unit
The above described procedures are resulting in ten years undiscounted cash flow projections for each of our reporting units and for the Group.

Methodology applied re discount rate
Discount rates are determined for each reporting unit and are calculated by using the WACC / CAPM approach.

The risk free interest rate is approximated by a 10 year swap rate in the currency of the reporting unit (consistency between cash flow currency and risk free rate currency).



14

Credit spread and beta values are determined based on a peer group of the business line in question.

The equity risk premium depends on the geographical location of the reporting unit (Western Europe, Eastern Europe, Emerging markets).

In addition currency and country risk premiums can be incorporated if deemed appropriate.

In connection with the annual impairment test external consultants are asked to independently determine discount rates to ensure that they support our own determined discount rates.

Methodology applied re terminal value
The method used for determination of the terminal value at the end of the projection period is the so-called value driver method which ensures consistence between future growth and future investment level.

Procedures for FAS 142 impairment testing
The goodwill impairment test is an integrated part of the Company's annual budget and planning process. In connection with the adoption of SFAS 142 at January 1, 2002, we adjusted our procedures related to the budgeting and planning for purposes of serving our SFAS 142 impairment testing. The business lines were among other things instructed that the projection of cash flow is required to be in line with market participants' expectations and that all available evidence shall be considered in developing estimates of future cash flows. To the extent possible the evidence should be verified objectively. In order to meet theses requirements, the projection is required to be compared/contrasted to historical trends, industry analyses, security analyst reports etc. In order to ensure that the abovementioned requirements are met and in order to secure management commitment of the business plans representation letters are obtained from the business lines.

The impairment tests for each reporting unit at the adoption of FAS 142 were performed by using the methodology described above as well. The assumptions for developing the estimate were those relevant at January 1, 2002. This impairment tests did not give rise to any impairment of goodwill. These conclusions were reached after completing the first step of the goodwill impairment test as described in paragraph 19 of SFAS 142.

Since 2002 impairment tests were performed at July 1 each year using assumptions relevant at the respective dates. In addition to the annual impairment tests we monitor the performance of the reporting units compared with the business plans on an ongoing basis We test the carrying value of the reporting unit whenever underperformance or other events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount   i.e. upon triggering events.

TDC

15

Such impairment tests led to impairment losses in 2002 and 2003 related to our investments in TDC Norge A/S (Norway) and TDC Internet Polska (Poland). The impairments resulted from unexpected negative develop-ments, which indicated that previous assumptions used in the valuation of the investments were no longer valid. Following a thorough review of op-erations and future prospect for this investment, our estimates of the en-terprise value were adjusted downward to reflect reduced cash flow expec-tations and lower terminal growth rates. Cost of capital assumptions were also adjusted as necessary to reflect increased risks associated with the ongoing investment. The impairment losses were determined by complet-ing the second step of the goodwill impairment test described in paragraph 20 of SFAS 142.

For all other reporting units there have been no triggering events.

Since the Company has elected to follow the financial statement require-ments under Item 17 of Form 20-F, the Company is not required to pro-vide disclosures required by US GAAP in the footnotes to its annual finan-cial statements. The Company will include additional disclosures if circum-stances require so.

Revenue recognition, F-52

Comment 15:

We note on page F-12 the change in your revenue recognition ac-counting policies. Please disclose and explain to us how you have reflected the impact of your new policies and/or your previous policies in your calculations of net income in accordance with U.S. GAAP. Regarding your policy for non-refundable up-front connec-tion fees, explain to us your consideration of the guidance in EITF 00-21 for US GAAP reporting purposes. Explain to us your U.S. GAAP treatment of such fees earned in connection with sales of mobile phone handsets.

Response 15:

The change in revenue recognition accounting policies disclosed on page F-12 in our Form 20-F for 2004 resulted in the elimination of a difference be-tween Danish GAAP and US GAAP in the accounting for non-refundable up-front connection fees. Our previous Danish GAAP policy for such fees was to recognize the fees as revenue at the time of connection to our network and to recognize the incremental direct cost as an expense as incurred. Since the effective date of Staff Accounting Bulletin 101, our US. GAAP policy for such fees and the related direct incremental cost is to defer the amounts at the time of connection and recognize such amounts as revenue over the expected term of the customer relationship.

With regard to EITF 00-21, we have concluded that the service rendered to the customer upon connection to our network does not have standalone value and therefore the connection fee should not be accounted for as a separate unit of accounting under EITF 00-21.



16

With regard to connection fees earned in connection with sales of mobile phone handsets, such fees are minor and amount only to approximately 20m per year. We have concluded that the service rendered to the customer upon connection does not have standalone value and therefore the connection fee should not be accounted for as a separate unit of accounting under EITF 00-21. However, for those transactions which include the sale of mobile phone handsets, we follow the guidance in EITF 00-21 and the related example 1 in Exhibit 00-21B.

Given the immateriality of the amounts involved, we do not believe that further disclosure is necessary.

Comment 16:

We note on page F-16, under Danish GAAP, revenue from printed directories is recognized when the directory is distributed. Please explain this policy to us, including what you mean by "distributed". Please also explain to us your US GAAP revenue recognition policy for printed directories if it differs from your Danish GAAP policy. In addition, as part of your response to this comment please address the following specific questions:

- *Tell us whether you recognize revenue when physical delivery of 100% of the directories has occurred.*
- *Tell us whether you are required by contract to make an initial delivery followed by secondary deliveries. If so, tell us how you have considered those secondary deliveries when recognizing revenue.*
- *Tell us if you have the right to reduce the original life of the directories and whether it would result in a pro rata reduction of your advertising revenues. If so, it would appear that the fee may not be fixed and determinable.*

Response 16:

Revenue from printed directories is recognized when the directory is distributed for purposes of both Danish and U.S. GAAP. By 'distributed' we mean physical delivery of the directories to the household/business. Each household/business receives on an annual basis a printed directory, and revenue is recognized when physical delivery of 100% the directories has occurred.

Following initial delivery, if a new household/business moves into the area after the initial distribution is completed, we are not obligated to deliver a directory to the new household or business, i.e. we have no secondary delivery obligation. If there are remaining copies of the printed directories on hand after the initial delivery, new household/business may receive a directory by visiting one of the Company's retail stores. However, in the event that there are no remaining copies of the directory on hand, the new households/businesses are not entitled to receive a directory until the following year's distribution. We estimate that new households which receive printed directories subsequent to the initial distribution represent approximately 0.1% of the actual volume of all directories distributed. Therefore



17

we recognize the full revenue in connection with the initial delivery, when physical delivery of 100% of the directories has occurred.

According to the terms of delivery with our advertising customers the contract period is one year. Except for minor changes in delivery dates due to distribution planning we have never made changes to the estimated time of delivery or reduced the original life of our directories. In the event that we wished to do so, however, we do not believe that this would result in a pro rata reduction of our advertising revenues.

Note 33 - Supplementary US GAAP Information

Comment 17:

Please quantify the impact of the value of work performed of your own purposes on revenues and the relevant expense captions in each of the past two years.

Response 17:

The value of work performed for own purposes and capitalized has impacted the consolidated statements of income as follows:

	2003 DKKm	2004 DKKm
Total revenues	1,291	1,225
Transmission costs, raw materials and supplies	(230)	(189)
Other external charges	(314)	(341)
Wages, salaries and pension costs	(747)	(695)

The impact from work performed for own purposes and capitalized on Total revenues is disclosed separately, see F-4.

* * * *

The company acknowledges that
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me on +45-33437650 if you have any questions regarding this submission. Additionally, please do not hesitate to contact PricewaterhouseCoopers, our independent accountants, directly by contacting



18

Fin T. Nielsen (lead audit partner) at +45-3945-9110 or John Abbott (SEC designated reviewer), at (973) 236-5958.

Thank you for your consideration of this submission.

Yours sincerely,

Hans Munk Nielsen
Chief Financial Officer

Copy to: Fin T Nielsen
            John S. Abbott
            Wayne Carnall (National office)
            PricewaterhouseCoopers LLP